Ecopetrol files its Form 20-F for the Fiscal Year 2019

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) announced today the filing of its annual report under Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”).

With the filing of its annual report under Form 20-F the Company complies with its reporting obligations with the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), its bondholders and lenders.

The annual report includes, among others, the financial statements of Ecopetrol in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board that were audited and certified in compliance with internal control over financial reporting by the auditing firm Ernst & Young Audit S.A.S. for the years 2017, 2018 and 2019.

Investors may receive a hard copy of Ecopetrol’s 2019 Form 20-F free of charge by requesting a copy from the contact below:

Investor Relations Officer

Lina Maria Contreras Mora

Phone: +571-234-5190

E-mail: investors@ecopetrol.com.co

The 2019 Form 20-F can also be accessed by visiting the SEC’s website at www.sec.gov  or Ecopetrol’s website at www.ecopetrol.com.co .

Bogotá D.C., April 1, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Juan Pablo Crane de Narváez

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co